

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

13000257

DIVISION OF
CORPORATION FINANCE

P.E. 12/10/12

January 3, 2013

Christina C. Russo
Akerman Senterfitt
christina.russo@akerman.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/3/13

Re: Pharma-Bio Serv, Inc.
Incoming letter dated December 10, 2012

Dear Ms. Russo:

This is in response to your letter dated December 10, 2012 concerning the shareholder proposals submitted to Pharma-Bio Serv by Roberto Rodriguez Velez and Chamir Highley Melendez. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Roberto Rodriguez Velez
Chamir Highley Melendez

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pharma-Bio Serv, Inc.
Incoming letter dated December 10, 2012

The proposals relate to external investment relations firms, dividends, and share repurchase programs.

There appears to be some basis for your view that Pharma-Bio Serv may exclude the proposals under rule 14a-8(e)(2) because Pharma-Bio Serv received them after the deadline for submitting proposals. We note in particular your representation that Pharma-Bio Serv did not receive the proposals until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Pharma-Bio Serv omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Akerman Senterfitt
One Southeast Third Avenue
Suite 2500
Miami, FL 33131-1714
Tel: 305.374.5600
Fax: 305.374.5095

December 10, 2012

Via E-Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: Pharma-Bio Serv, Inc. - Omission of Shareholder Proposals Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Pharma-Bio Serv, Inc. (the "Company"), with regard to the shareholder proposals submitted by Roberto Rodriguez Velez and Chamir Highley Melendez (the "Shareholder") in connection with the 2013 annual meeting of the Company's shareholders (the "Proposals"). A copy of the proposal letter the Company received from the Shareholder, describing the Proposals is attached as Attachment 1 (the "Proposal Letter").

On behalf of the Company, we hereby notify you of the Company's intention to omit the Proposals from its proxy statement and proxy for its 2013 annual meeting (the "2013 Proxy Materials") because the Proposal Letter was received at the Company's principal executive offices (via e-mail) following the deadline set forth in Rule 14a-8(e)(2) of the Exchange Act.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), the Company has submitted this letter, including the Proposal Letter attached as Attachment 1 to the Staff, via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. As required by Rule 14a-8(j), we are simultaneously sending a copy of this letter with attachments to the Shareholder, notifying the Shareholder of the Company's intent to exclude the Proposals from the 2013 Proxy Materials.

Pursuant to Rule 14a-8(e)(2) and as disclosed in the Company's proxy statement for last year's annual meeting, shareholder proposals were required to be received by the Company no later than November 1, 2012, in order to be considered for inclusion in the 2013 Proxy Materials.

Pursuant to Rule 14a-5(e), page 18 of the Company's proxy statement for last year's annual meeting stated:

> Proposals of stockholders intended to be presented at the 2013 Annual Meeting of Stockholders pursuant to SEC Rule 14a-8 must be received at our principal office not later than November 1, 2012 to be included in the proxy statement for that meeting.
>
> In addition, in order for a stockholder proposal to be presented at our meeting without it being included in our proxy materials, notice of such proposal must be delivered to the Secretary of our Company at our principal offices no later than November 1, 2012. If notice of any stockholder proposal is received after November 1, 2012, then the notice will be considered untimely and we are not required to present such proposal at the 2013 Annual Meeting, then the persons named in proxies solicited by the board of directors for the 2013 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2012 annual meeting of shareholders was held on April 11, 2012, although the Company's board of directors has yet to determine the actual date of the 2013 annual meeting, it will be held no earlier than April 1, 2013 and no later than April 30, 2013. Accordingly, the date of the 2013 annual meeting of shareholders has not been changed by more than 30 days, and thus, the deadline for shareholder proposals for the Company's 2013 annual meeting was November 1, 2012, the date that is 120 calendar days prior to February 28, 2013, the anniversary date of the date that the Company's proxy statement was released to the Company's shareholders in connection with the Company's 2012 annual meeting.

The Company did not receive a copy of the Proposal Letter (which was dated November 7, 2012) until November 7, 2012 via e-mail to Nelida Plaza, the Company's President of Puerto Rico Operations and Secretary. Because the Proposal Letter was received by the Company following the November 1, 2012 submission deadline under Rule 14a-8(e)(2), the Company does not intend to include the Proposals set forth in the Proposal Letter in the 2013 Proxy Materials. The Securities and Exchange Commission (the "Commission") has concurred in the omission of proposals received following the submission deadline under Rule 14a-8(e)(2). See, e.g, Johnson & Johnson (January 13, 2010) and Hewlett-Packard Company (November 27, 2000).

The Company did not provide the Shareholder with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. Pursuant to Rule 14a-8(f)(1), "A company need not provide you such notice of deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposals to be excluded under Rule 14a-8(e)(2).

Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission at least 80 calendar days before the anticipated filing date of the Company's definitive proxy statement and form of proxy for the Company's 2013 annual meeting, February 28, 2013.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact Michael Francis at (305) 982-5581.

Very truly yours,

AKERMAN SENTERFITT



cc: Pedro Lasanta
Roberto Rodriguez Velez
Chamir Highley Melendez

Roberto Rodríguez Vélez
Chamir Highley Meléndez

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2012

Ms. Nélida Plaza
Corporate Secretary
PHARMA-BIO SERV, INC.
Pharma-Bio Serv Building, #6 Road 696
Dorado, PR 00646

Re: Stockholder Proposals for 2013 Annual Meeting

Dear Ms. Plaza:

The purpose of this document is to provide written confirmation that (i) on November 7, 2012, Roberto Rodríguez Vélez and Chamir Highley Meléndez (hereafter, the "Stockholder") formally submitted certain proposals to you on behalf of the Board of Directors of Pharma-Bio Serv, Inc. ("PBSV"), (ii) the Stockholder holds 356,706 shares of PBSV common stock as of October 2012, and (iii) such shares were held of record by Pershing LLC.

I hereby formally submit the enclosed Stockholder proposals (see Exhibit A attached) to be included in the proxy statement for PBSV, to be distributed to all shareholders prior to the 2013 Annual Meeting.

The Stockholder has held more than $2,000 in common stock for PBSV since December 2006, which is more than one year prior to the submission of the Stockholder proposals on November 7, 2012 and will continue to maintain ownership of these shares through the date of the PBSV 2013 Annual Meeting. A document from Pershing LLC is provided herewith to confirm the Stockholder's current ownership of PBSV common stock [see Exhibit B attached].

These Stockholder proposals are being submitted in accordance with U.S. Securities & Exchange Commission Rule 14a-8, as amended, and focus on the PBSV officers and directors fiduciary responsibility to maximize shareholders' value, through the appointment and/or adoption of (i) an external Investor Relations person/firm; (ii) a cash dividend payment policy and (iii) a share repurchase program.

The Stockholder will be attending the 2013 PBSV Annual Meeting. In the meantime, the Stockholder is available to meet and discuss this matter prior to such time. Accordingly, please let me know if any additional information or clarification is required.

Sincerely yours,


Roberto Rodríguez Vélez


Chamir Highley Meléndez

EXHIBIT A

STOCKHOLDER PROPOSALS

STOCKHOLDER PROPOSAL #1

Shareholder Resolution
That the Board of Directors (the "Board") appoint and retain an external Investment Relations ("IR") person/firm.

Supporting Statement
The Stockholder urges the Board to adopt and appoint an Investment Relations person/firm, to develop and distribute company, market and industry research information and to interact with public and private institution and individual investment community. The PBSV shareholders have been waiting patiently too many years for the Directors and management to fill this position. Indeed, many shareholders believe that the lack of an IR person/firm and the subsequent dearth of quality investment research information on PBSV is directly responsible for the nominal public float of PBSV stock and the continual undervaluation of PBSV stock in the market. The Stockholder urges your support for this issue.

STOCKHOLDER PROPOSAL #2

Shareholder Resolution
That the Board of Directors declare a quarterly dividend payment of $0.025 per share.

Supporting Statement
The well-respected Wharton economist Jeremy Siegel explained that paying dividends is the old-fashioned, time-tested way companies show investors their earnings are real and their bottom line is strong. More recently companies without a dividend history are generally received favorably when they declare new dividends. A dividend is a strong signal to the public of a vibrant and financially sound organization. A dividend rewards an investor for continuing to be a shareholder in flat or declining markets. It also creates a precedent of rewarding shareholders, and sets an expectation of future dividend growth. At this point in time and after more than six (6) years of public trading in PBSV common stock, PBSV is a more mature company with significant cash reserves and therefore, the time is right to declare a quarterly dividend of $0.025 per share. The Stockholder urges your support for this issue.

STOCKHOLDER PROPOSAL #3

Shareholder Resolution
That the Board of Directors (the "Board") adopt and implement a share repurchase program.

Supporting Statement
With a share repurchase program, the Board retains flexibility to balance the return of capital to stockholders with other business objectives and needs by constantly adjusting the amount of repurchases to respond to liquidity needs and the economic environment in general. Share repurchases enable the reduction or elimination of dilution by reducing the number of weighted average shares outstanding and a corresponding increase in earnings per share amounts. The Stockholder urges your support for this issue.

Pages 6 through 9 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***